RELEVANT INFORMATION

2023 Results THIRD QUARTER

SECOND BEST RESULTS IN HISTORY FOR THE SAME PERIOD

ecopetrol

Highest quarterly production since 4Q15 ▸ **741** mboed

PRODUCTION
(mboed)
723
698
674
706
730
COP Trillion ▸
52.3
23.9
9.2
35.8
12.5
1.0
60.0
28.0
10.6
119.8
59.2
26.6
108.3
48.5
14.8
35.1
16.0
5.1
9M19
9M20
9M21
9M22
9M23*
3T23*

	9M19	9M20	9M21	9M22	9M23*	3T23*
ROACE	13%	7%	11%	19%	12.5%	
EBITDA MARGIN	46%	35%	47%	49%	45%	46%
BRENT USD/Bl	65	43	68	102	82	86

● Revenues ● EBITDA ● Net Income -○- Production

*nine months *third quarter

Ecopetrol Group Investments: Record of the last 7 years of COP 19.2 Trillion in 9M23

Low-Emission Solutions

Natural Gas and LPG

Contributed 23% to total hydrocarbon production

Figures include gas and Liquefied Petroleum Gas (LPG) and excludes LNG (Liquefied Natural Gas)

Hydrocarbons

Production	Transported Volumes	Refining
741 mboed	**1,127** mbd	**410** mbd

10 EXPLORATORY SUCCESSES have been completed in 2023 Glaucus - 1 discovery

Transmission and Toll Roads

Awarded

- Lot 1 and 3 expansions in Brazil
- 3 transmission projects in Peru

12% Contribution to the Ecopetrol Group EBITDA in 3Q23

Generating Value Through TESG

15 Years NYSE Investor day

Transfers to the Nation COP 45.1 Trillion in 9M23

ecopetrol US TRADING — **New Trading** Subsidiary in Houston, Texas

TNFD — Single Oil & Gas Company in TNFD discussions

102% compliance with the emissions reduction target by 2023

CONTACT investors@ecopetrol.com.co

Within the framework of Ecopetrol's 15th anniversary celebration on the New York Stock Exchange, we hosted our Investor Day, during which we reaffirmed our 2040 Strategy, "Energy that Transforms". Among the key points presented to the market, I would like to highlight the following: i) our steadfast commitment to the Strategy, preserving the value of our hydrocarbon business while accelerating the growth of new low-emission solutions; ii) continue working towards a just and equitable energy transition; iii) leverage the strong performance and promising outlook ISA contributes toward our diversification into the electric energy sector; and iv) preserve rigorous capital discipline to ensure sustainable competitive returns.

In alignment with our strategic objectives and thanks to the dedication of the entire Ecopetrol Team, we take great pride in presenting the third-quarter 2023 operational and financial results of the Ecopetrol Group. Once more, I would like to underscore the exceptional operating and financial performance across all our lines of business, even within the dynamic market landscape. Our unwavering devotion to financial sustainability and the creation of value for all our stakeholders remains the cornerstone of our efforts.

As we have consistently demonstrated throughout the year, we are resolute in our determination to effectively manage and closely monitor the challenges we foresee on the short-term horizon, including i) climate-related difficulties resulting from the "El Niño" phenomenon; ii) environmental and physical security concerns; iii) ongoing environmental licensing issues and iv) mitigating the cash effect of FEPC debt.

I would like to start by highlighting several key developments that support the strategic direction of the Ecopetrol Group. Among these, the Glaucus-1 well discovery in the COL-5 Block of the Colombian Caribbean. This discovery unequivocally confirms the presence of a gas field, expanding the gas province that was already delimited with the Gorgon and Kronos wells. The development of this gas province in the southern Caribbean holds the potential to substantially contribute to the country's energy security and further support the ongoing energy transition process. In a move aimed at fortifying our presence in the international market, our new trading company, Ecopetrol US Trading (EUST), headquartered in Houston, Texas, began operating this quarter. This strategic step underscores our commitment to solidify our global commercial strategy and enlarge our international footprint. Acknowledging the Company’s financial and operating resilience, I am pleased to report that, in September, Moody's Investors Service reaffirmed Ecopetrol S.A.'s investment-grade rating.

In the third quarter of 2023, several noteworthy operating and financial milestones were achieved: i) our quarterly production reached its highest level since 4Q15, standing at 741 mboed; ii) our refineries demonstrated exceptional performance with throughputs exceeding 400 mbd; iii) transported volumes reached 1,127 mbd, a figure comparable to pre-pandemic levels. The following financial milestones were also realized: i) we made significant progress in reducing the accounts receivable with the Fuel Price Stabilization Fund (FEPC), closing the quarter with an outstanding balance of COP 25.7 trillion. During the quarter, we offset COP 8.0 trillion against dividends payable to the Nation and received COP 1.9 trillion in cash, while the average monthly accrual continued to decrease; ii) we executed a record CAPEX, marking the highest investment over the past seven years, totaling COP 6.8 trillion (COP 19.2 Trillion for 9M23); iii) we transferred COP 21.6 trillion to the Nation, bringing the total amount to date to COP 45.1 trillion as of September 2023.

In addition to our exceptional operational achievements, Ecopetrol delivered outstanding results in its key financial indicators. Our revenues for 3Q23 totaled COP 35.1 trillion, net income COP 5.1 trillion, with an EBITDA of COP 16 trillion, and EBITDA margin of 46% reported for the quarter. For the year-to-date, consolidated revenues stand at COP 108 trillion, and net income at COP 15 trillion, with an EBITDA of COP 48 trillion, and an EBITDA margin of 45% were reported. Additionally, our positive financial health is reflected in the following key indicators: the gross debt/EBITDA ratio stood at 1.7 times, the ROACE reached 12.5%, and the third quarter of 2023 closed with a cash balance of COP 14.1 trillion.

Our hydrocarbons business line reported significant progress and achievements to September, with 15 exploratory wells successfully drilled, surpassing our annual target by an impressive 60%. During 3Q23, in addition to the gas discovery in the Glaucus-1 well, we announced five onshore discoveries. These six discoveries, together with the recent Magnus-1 discovery in October, collectively mark a total of 10 exploratory successes for 2023.

In terms of production performance, we achieved an average of 741 mboed during the quarter, marking an increase of 20 mboed in comparison to 3Q22. The contributions and production growth observed in key areas including the Caño Sur and Rubiales fields in Colombia, along with our operations in the Permian region in the United States are worth noting. Furthermore, decarbonization efforts remain a focal point, as evidenced by the successful reduction of carbon emissions of 351 thousand tCO2e in the first nine months of 2023 in the upstream segment.

The midstream segment increased total transported volume by 52 mbd versus 3Q22, resulting in a total of 1,127 mbd transported in 3Q23. This growth is primarily attributed to the higher crude volumes transported, particularly associated with greater production levels in the Llanos region.

Our refining segment attained a consolidated throughput of 410 mbd, and a combined gross margin of USD 20.6 USD/Bl. This combined gross margin represents the second highest achieved this year and ranks as the third highest historically. These achievements were possible because of the uninterrupted operation of the Cartagena Crude Oil Plant Interconnection project (IPCC), underpinned by an average operational availability of 95%. This performance compares favorably to 3Q22 when we reported a combined throughput of 395 mbd and a combined gross margin of 20.3 USD/Bl.

On the commercial front, in addition to the opening of our trading subsidiary in Houston, we are pleased to highlight the improved realized prices of our export crude basket, increased international sales, and the performance of our subsidiary, Ecopetrol Trading Asia, which has successfully marketed over 100 million barrels of crude in the Asian market to date.

In addition, our Carbon Trading desk is making considerable strides in advancing our decarbonization strategy within our commercial operations. Notably, in 2023, we have executed three carbon-offset crude oil shipments, offsetting a total of 181 thousand tons of CO2 emissions.

During 3Q23, in our low-emissions solutions business line, natural gas and LPG collectively contributed 23% of the Group's overall hydrocarbon production. In renewable energy, our solar parks, including Brisas, Castilla, and San Fernando, alongside the Cantayús Small Hydroelectric Plant, collectively reduced emissions by 18,974 tons of CO2 equivalent by the end of September. Additionally, these initiatives yielded cost savings of nearly COP 28,155 million.

Our transmission and toll roads business line continues to record positive operating and financial results. ISA accounted for 12% of the Group's EBITDA for 3Q23. During this same period, our subsidiary achieved total revenues of COP 3.2 trillion and an EBITDA of COP 1.9 trillion. During 3Q23, ISA, through ISA CTEEP, secured the winning bid for Lot One in Brazil, in addition to three expansion projects. In Peru, the Transmantaro Consortium was awarded three projects, and ISA finalized an agreement with Cenit for a pumping station connection contract at El Copey substation. In toll roads, we continue to make significant progress in the execution of the Ruta del Loa project, as well as ongoing work in the concessionaires Ruta de la Araucanía and Ruta de Los Ríos.

The following are some of the most significant TESG milestones:

Concerning the environment, Ecopetrol continued to demonstrate our commitment to integral water management practices during 3Q23, successfully reusing 38.8 million cubic meters of water in its operations, and effectively alleviating the pressure on local water resources. Furthermore, a total reduction of 423,199 metric tons of CO2 equivalent was reported as of September. This achievement represents a 102% compliance with our annual emissions reduction plan.

During 3Q23, Ecopetrol introduced the “Taskforce on Nature-related Financial Disclosures (TNFD) recommendations framework, in which it actively participated as member. This engagement has allowed us to better identify environmental impacts and dependencies related to nature while effectively managing the associated risks and opportunities. In parallel, we presented our third specialized report on climate change management following the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

In the social dimension, by the end of 3Q23 we have allocated COP 298,589 million for the implementation of our Territorial Development Portfolio. This portfolio encompasses a range of strategic and mandatory investments in social, environmental, and community-related initiatives.

Turning to our innovation and technology agenda, we have captured benefits totaling COP 1.5 trillion in the first nine months of 2023. Of these, approximately 55% were focused on business technology advancements, including water polishing tests. Additionally, approximately 41% of the benefits were channeled into our digital transformation initiatives.

Our long-term goal aims for portfolio diversification while preserving the integrity and value of our traditional business. Additionally, our focus maintains strict capital discipline to ensure profitable and sustainable growth in our business lines and value generation for all our stakeholders as we progress toward a just and equitable energy transition.

Ricardo Roa Barragán

President

Ecopetrol S.A.

Bogotá D.C, November 7, 2023, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today the Ecopetrol Group’s financial results for the third quarter and cumulative year to date for 2023, prepared under International Financial Reporting Standards in Colombia.

In 3Q23, the Ecopetrol Group generated an EBITDA of COP 16.0 trillion, an EBITDA margin of 45.7%, and a net profit of COP 5.1 trillion. The results were leveraged on the outstanding operating performance attributed to: i) a production level of 741 mboed, a milestone not reached since the fourth quarter of 2015; ii) a throughput of 410 mbd, with the Cartagena Refinery achieving its second-best level in history, and iii) transported volumes of 1,126.7 mboed, a figure on par with pre-pandemic levels. The above was offset by:i) a lower Brent-COP ratio; ii) a higher effective tax rate; iii) the deterioration of crude and product spreads; iv) an inflationary effect on costs; and v) a decline in exploratory assets.

Table 1: Financial Summary Income Statement – Ecopetrol Group

Billion (COP)	3Q 2023	3Q 2022	∆ ($)	∆ (%)	9M 2023	9M 2022	∆ ($)	∆ (%)
Total sales	35,130	43,438	(8,308)	(19.1%)	108,284	119,796	(11,512)	(9.6%)
Depreciation and amortization	3,417	3,056	361	11.8%	9,665	8,361	1,304	15.6%
Variable cost	12,617	16,982	(4,365)	(25.7%)	41,682	45,390	(3,708)	(8.2%)
Fixed cost	4,571	4,397	174	4.0%	13,524	11,700	1,824	15.6%
Cost of sales	20,605	24,435	(3,830)	(15.7%)	64,871	65,451	(580)	(0.9%)
Gross income	14,525	19,003	(4,478)	(23.6%)	43,413	54,345	(10,932)	(20.1%)
Operating and exploratory expenses	2,709	1,781	928	52.1%	7,378	5,986	1,392	23.3%
Operating income	11,816	17,222	(5,406)	(31.4%)	36,035	48,359	(12,324)	(25.5%)
Financial income (loss), net	(630)	(1,853)	1,223	(66.0%)	(4,180)	(5,366)	1,186	(22.1%)
Share of profit of companies	109	218	(109)	(50.0%)	607	657	(50)	(7.6%)
Income before income tax	11,295	15,587	(4,292)	(27.5%)	32,462	43,650	(11,188)	(25.6%)
Income tax	(5,307)	(5,115)	(192)	3.8%	(14,236)	(14,309)	73	(0.5%)
Net income consolidated	5,988	10,472	(4,484)	(42.8%)	18,226	29,341	(11,115)	(37.9%)
Non-controlling interest	(902)	(959)	57	(5.9%)	(3,392)	(2,786)	(606)	21.8%
Net income attributable to owners of Ecopetrol	5,086	9,513	(4,427)	(46.5%)	14,834	26,555	(11,721)	(44.1%)

EBITDA	16,038	21,142	(5,104)	(24.1%)	48,466	59,249	(10,783)	(18.2%)
EBITDA Margin	45.7%	48.7%	-	(3.0%)	44.8%	49.5%	-	(4.7%)

The financial information included in this report has not been audited. It is expressed in billions or trillions of Colombian pesos (COP) or US dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, as noted. Specific figures in this report were rounded to the nearest decimal place for presentation purposes.

Forward-looking statements: This release contains statements that may be considered forward-looking statements concerning Ecopetrol’s business, operational and financial results, and prospects for growth. These are forward-looking statements and, as such, are based solely on management's expectations regarding Ecopetrol's future and its ongoing access to capital to fund Ecopetrol’s business plan. Such forward-looking statements depend primarily on changes in market conditions, government regulations, competitive pressures, and the performance of the Colombian economy and the industry, to mention a few, and are therefore subject to change without notice.